

14041150

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

T#/8/14
7/18/14

Annual Audited Report Form X-17a-5 Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE 8-66543

Report for the Period Beginning January 1, 2013 and Ending December 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Savings Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OR PRINCIPAL PLACE OF BUSINESS:

3969 Durham Road
Doylestown, PA 18902

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken Ferrone   (267) 517-2342

B. ACCOUNTANT IDENTIFICATION

Independent Public Accountant (Whose opinion is contained in this Report)

BDO USA, LLP
111 North Sixth Street, Suite 100
Reading, PA 19601

CHECK ONE:

X   Certified Public Accountant
       Public Accountant
       Accountant not resident in United States
       Or any of its possessions

FOR OFFICIAL USE ONLY

db/7/17/14

TABLE OF CONTENTS



Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

2014 JUL -2 PM 2:42

Independent Public Accountant's Report / MR

To the Board of Directors
First Savings Securities, Inc.
Doylestown, Pennsylvania

Report on the Financial Statements

We have audited the accompanying financial statements of First Savings Securities, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

BDO USA, LLP

February 25, 2014

FIRST SAVINGS SECURITIES, INC.

Statement of Financial Condition
December 31, 2013

<u>**Assets**</u>

Cash and cash equivalents	$	911,275
Prepaid expenses		3,392
Goodwill		779,228
Intangible asset, net		13,333
Deferred tax asset, net		1,423,717
Other assets		477,778
Total Assets	$	**3,608,723**

<u>**Liabilities and Stockholder's Equity**</u>

Liabilities

Accounts payable	$	7,237
Accrued expenses		106,615
Total Liabilities		113,852

Stockholder's Equity

Common stock, no par value, stated value $1 per share;	
5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	7,240,000
Accumulated deficit	(3,750,129)
Total Stockholder's Equity	3,494,871
Total Liabilities and Stockholder's Equity	$ 3,608,723

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2013

Revenues:

Commissions	$	219,095
Interest income		3,709
Total Revenues		222,804

Operating Expenses:

Salaries and benefits	113,415
Professional services	102,917
Commissions	45,230
Other	29,291
Licenses and registration fees	27,042
Computer software	22,735
Amortization of intangible	20,000
Rent and occupancy	6,559
PA capital stock tax	2,812
Office	803
Insurance	644
Total Operating Expenses	371,448
Loss before Income Tax Benefit	(148,644)
Income Tax Benefit	(50,003)
Net Loss	$ (98,641)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2013	$ 5,000	$ 7,240,000	$ (3,651,488)	$ 3,593,512
Net loss	-	-	(98,641)	(98,641)
Balance, December 31, 2013	$ 5,000	$ 7,240,000	$ (3,750,129)	$ 3,494,871

FIRST SAVINGS SECURITIES, INC.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities:

Net loss	$ (98,641)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Intangible asset amortization	20,000
Deferred income tax expense	151,123
Changes in assets and liabilities:	
Decrease in commissions receivable	283
Decrease in prepaid expenses	1,718
Increase in other assets	(201,127)
Decrease in accounts payable	(22,167)
Increase in accrued expenses	17,520
Net Cash Used in Operating Activities	(131,291)
Net Decrease in Cash	(131,291)
Cash and Cash Equivalents, Beginning of Year	1,042,566
Cash and Cash Equivalents, End of Year	$ 911,275
Supplementary Cash Flows Information	
Income taxes paid	$ -

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Doylestown, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). On August 31, 2009, First Savings Bank of Perkasie (the "Bank") acquired Papalia Securities, Inc. and subsequently changed the Company's name to First Savings Securities, Inc.

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BASIS OF ACCOUNTING

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

REVENUE RECOGNITION

The Company recognizes revenues on the accrual basis as earned as evidenced by payment of commission by insurance carrier. The Company derives its commission income primarily from the sale of variable insurance products, mutual funds and 529 plans.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash on hand and all highly liquid instruments with maturities of 90 days or less. Non-operating cash of $597,392, held at the Bank, is included in cash and cash equivalents.

INCOME TAXES

The Company's results for the year ended December 31, 2013 are included in the consolidated federal tax return of the Bank's parent company, FSB Mutual Holdings, Inc, a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return by allocating current and deferred taxes to the Company in accordance with Accounting Standard Codification ("ASC") 740, "Income Taxes" as if the Company were its own filer.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of operations. There were no interest and penalties on unrecognized tax benefits for the year ended December 31, 2013.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of deferred income tax assets and impairment of goodwill.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

In 2009 the Bank acquired the Company for $7,000,000. The acquisition of the Company was completed as part of a single acquisition of four separate legal entities, and the allocated purchase price was determined on a consolidated basis with all four entities treated as a single reporting unit. The Parent and the Company evaluate the Goodwill for impairment at the reporting unit level on an annual basis or more frequently when circumstances indicate an impairment could exist, in accordance with ASC 350-20-35, "Subsequent Measurement of Goodwill". The Bank elected to use push down accounting for the preliminary purchase price allocation. The Company was originally allocated goodwill of $6,836,826 and an identifiable intangible asset of $100,000 as a result of the acquisition. The carrying value of goodwill was $779,228 at December 31, 2013.

Goodwill represents the excess of acquisition costs over fair value of assets acquired and liabilities assumed. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. For the year ended December 31, 2013, the Company performed an analysis and there was no impairment charge recorded on Goodwill.

9

The identifiable intangible asset consists of a non-compete agreement of $100,000 which is being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the year ended December 31, 2013 was $20,000. At December 31, 2013, there is approximately $13,333 remaining to be amortized which will be recorded in 2014. The identifiable intangible asset is tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. No impairment of the identifiable intangible asset has been identified as of December 31, 2013.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNIFICATION

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, insurance companies, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes that no activities will result in any adverse effect on the Company's financial position or results of operations.

In the course of normal operations, the Company is subject to various pending and threatened legal actions which involve claims for monetary relief. First Savings Securities, Inc. and an affiliate are defendants in litigation in two cases pending in Pennsylvania relating to alleged losses suffered by customers with respect to a financial product intended to provide tax-advantaged benefits to such customers. Such products were sold by a group of companies acquired by the Bank in 2009 prior to the date of acquisition. The Company believes that it has valid legal defenses for claims relating to the sale of these products and intends to defend such claims vigorously. Nonetheless, as a result of such actions, written notice of the claims and potential claims relating to these transactions has been provided to the insurance carrier. As of the date hereof, the Company cannot reasonably estimate the possible loss or range of loss, if any, that may result from any claims or actions relating to such investment products.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2013, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 25, 2014, the date these financial statements were available to be issued.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had defined net capital of $200,031 which was in excess of its required net capital of $7,590. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1 at December 31, 2013.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

3. RELATED PARTY TRANSACTIONS

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to a predetermined allocation formula. For the year ended December 31, 2013 reimbursements were made as follows:

Salaries and benefits	$113,415
Professional fees and services	42,227
Rent and occupancy	6,559
Office expenses	768
Computer software expenses	55
Other	9,483
Total	$172,507

The Company paid accounting fees to the Bank of $30,000 for the year ended December 31, 2013.

The Company paid royalty fees to an affiliated entity for use of their logo of $17,748 for the year ended December 31, 2013.

At December 31, 2013, the Company had recorded a liability of $84,046 due to the Bank. The liability is included in accrued expenses in the statement of financial condition.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2013, cash balances in excess of federally insured limits were $406,717.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases.

6. INCOME TAXES

The components of the income tax benefit for the year ended December 31, 2013 are as follows:

Federal:	
Current benefit	$ (201,126)
Deferred expense	151,123
Income tax benefit	$ (50,003)

Deferred income taxes consisted of the following components as of December 31, 2013:

Deferred tax assets:	
Goodwill	$1,653,670
State net operating loss carryforwards	82,385
Intangible assets	23,454
Other	19,000
	1,778,509
Valuation allowance	(354,793)
Net deferred tax assets	$1,423,716

12

As of December 31, 2013, the Company had state net operating loss carryforwards available in the amount of $1,249,515 that begin to expire in 2031. The Company recorded a full valuation allowance at December 31, 2013, relating to state deferred tax assets associated with net operating loss carryforwards and book to tax differences relating to the state portion of goodwill and intangible assets. In management's opinion these state deferred tax assets will not be realizable due to the uncertainty of generating sufficient taxable income in future years at the state level.

The Bank "pushed down" its basis in the acquired net assets of the Company, including Goodwill, to the Company. The realization of the deferred tax asset arising from Goodwill is determined based on the consolidated taxable income of the Bank and its subsidiaries that are included in the Bank's consolidated Federal tax return.

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission and
Statement Pursuant to Rule 17a-5(d)(4)
December 31, 2013

Computation of Net Capital

Total Stockholder's Equity	$ 3,494,871
Deductions and/or Charges:	
Non-allowable assets,	
Prepaid expenses	(3,392)
Intangible asset and goodwill	(792,561)
Non-operating cash	(597,392)
Other assets	(477,778)
Deferred tax asset, net	(1,423,717)
	(3,294,840)
Other Deductions and/or Changes - Haircuts on Other Securities	-
Net Capital	$ 200,031

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness:	
Accounts payable and accrued liabilities	$ 113,852
Total Aggregate Indebtedness	$ 113,852

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission and
Statement Pursuant to Rule 17a-5(d)(4) (Continued)
December 31, 2013

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$	7,590
Minimum Dollar Net Capital Required	$	5,000
Net Capital Requirement	$	7,590
Excess Net Capital	$	192,441
Net Capital Less Greater of 10% of Total Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Required	$	188,645
Ratio: Aggregate Indebtedness to Net Capital		0.57 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There were no material differences between the preceding computation and the Company's unaudited Part II of Form X-17a-5 as of December 31, 2013.

FIRST SAVINGS SECURITIES, INC.

**Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

**Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.



INDEPENDENT PUBLIC ACCOUNTANT'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To the Board of Directors
First Savings Securities, Inc.
Doylestown, Pennsylvania

In planning and performing our audit of the financial statements of First Savings Securities, Inc. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

|BDO.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2014



Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

1801 Market Street, Suite 1700
Ten Penn Center
Philadelphia, PA 19103

INDEPENDENT PUBLIC ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
First Savings Securities, Inc.
3969 Durham Road
Doylestown, PA 18902

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by First Savings Securities, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Savings Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Savings Securities, Inc.'s management is responsible for First Saving Securities, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

February 25, 2014